February 9, 2026	Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Paul Stevens paul.stevens@dechert.com +1 202 261 3353 Direct +1 202 261 3333 Fax

VIA EDGAR

Meghan Ryan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Fidelity Private Credit Company LLC (the “Fund”)

(File No. 814-01645)

Dear Ms. Ryan:

We are writing in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to its review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”) of Fidelity Private Credit Company LLC (the “Fund”). Unless explicitly provided, we understand that the Staff’s comments are intended to apply to disclosure in the Fund’s future filings. The Fund has considered the Staff’s comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the Staff’s comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

1.

Comment: Note 2 in the Notes to Consolidated Financial Statements indicates that the Fund has adopted FASB Accounting Standards Update 2023-07 Segment Reporting Topic 280 (“ASU 2023-07”) Improvements to Reportable Segment Disclosures. Fidelity Diversifying Solutions LLC (the “Adviser”) is deemed to act as the Chief Operating Decision Maker (“CODM”). Please explain how all personnel at the Adviser are a group for purposes of determination of the CODM. Please cite applicable U.S. GAAP requirements in the analysis. If the CODM was incorrectly identified, please correct in future reports with the Commission.

February 9, 2026 Page 2

Response: Under ASC 280-10-50-5, the CODM is identified as a function, not necessarily a specific individual or title. This function is responsible for allocating resources and assessing performance. While in some organizations this role may be carried out by a single officer, the guidance acknowledges that it can also be a shared function performed by a group.

For our Fund, these responsibilities are executed collectively by the Adviser pursuant to the investment advisory agreement between the Fund and the Adviser. The Adviser’s personnel, inclusive of the portfolio management team with input from compliance, legal and product, allocate the resources of the Fund through, for example, determining the composition of the Fund’s portfolio, identifying investment opportunities, and making investment decisions. These individuals assess performance by monitoring the Fund’s investments and regular review of the Fund’s financial results such as income, expenses, assets, and overall performance to make decisions about resource allocation and strategic priorities. This process occurs on an ongoing basis and reflects the CODM function described in ASC Topic 280.

Because these responsibilities are dispersed across the Adviser, inclusive of others responsible for the oversight, rather than concentrated in one person, we have disclosed that the Adviser and those charged with oversight collectively fulfill the CODM role. We believe this approach aligns with ASC 280 and ASU 2023-07, which recognize that the CODM may be a group rather than a single individual.

2.

Comment: Please supplementally disclose how the Critical Accounting Estimates on pages 92 through 93 of the Annual Report meet the disclosure requirements of Instruction 3 to Regulation S-K Item 303(b)(3). This item requires that the disclosure must supplement, but not duplicate, the description of the Fund’s accounting policies or other disclosures in the Notes to the Financial Statements.

Response: The Fund acknowledges the Staff’s comment, and will make corresponding revisions accordingly, in future filings.

3.

Comment: Please supplementally confirm if any of the loans held by the Fund are uni-tranche loans, also known as co-lending arrangements. Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the Notes to Financial Statements so that readers of the financial statements will understand the risks associated with these investments.

February 9, 2026 Page 3

Response: As of December 31, 2024, the Fund had immaterial exposure to loans structured as second or last out loans. To the extent such positions are held, the Fund includes appropriate disclosures in the Notes to the Financial Statements regarding the nature of the investments and associated risks.

4.	Comment: With respect to co-lending arrangements, please supplementally notify the staﬀ of the following:

i.	Comment: Whether the Fund has any specific accounting policies it applies to co-lending arrangements;

Response: The Fund does not maintain accounting policies that are specific to co-lending or uni-tranche arrangements. These investments are accounted for in accordance with the Fund’s existing accounting policies applicable to all debt instruments. Interest income, including amortization of premiums and accretion of discounts, is recognized on an accrual basis using the effective interest method consistent with U.S. GAAP for debt instruments.

ii.	Comment: How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

Response: The Fund’s valuation policies consider all relevant features of a co-lending or uni-tranche arrangement, including the prioritization of payments and any contractual waterfall provisions. For example, the fair value of a second-out or last-out position within a first-lien structure reflects its payment priority relative to other tranches and any incremental risk arising from its position in the waterfall.

iii.	Comment: The impact of such arrangements on the calculation of interest income under the eﬀective interest method; and

Response: The Fund recognizes interest income and interest expense on an accrual basis. Interest income on second-out or last-out positions is recorded consistent with the Fund’s treatment of other debt investments, including the accretion of discounts and amortization of premiums using the effective interest method over the life of the investment. The applicable interest rate for any uni-tranche loan is determined in accordance with the executed credit agreement and/or the agreement among lenders.

February 9, 2026 Page 4

iv.	Comment: Whether any of the co-lenders under these arrangements are aﬃliates.

Response: The Fund did not have any co-lending arrangements with affiliates. To the extent any affiliates participate as co-lenders in such arrangements, their participation occurs in accordance with the terms of the Fund’s exemptive relief.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3353 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul Stevens

Paul Stevens